Exhibit 99.1

HeadHunter Group PLC Announces the Board of Directors Approval of Secondary Listing on Moscow Exchange

MOSCOW, Russia, July 13, 2020 — HeadHunter Group PLC (Nasdaq: HHR) (the “Company” or “HeadHunter”) today announced its Board of Directors has approved secondary listing of the Company’s American Depositary Shares (“ADSs”) on the Moscow Exchange.

The Company’s Board of Directors has approved the secondary listing of the Company’s ADSs on the Moscow Exchange, with the aim to expand the Company’s investor base, including Russian investors who are not present on the Nasdaq Global Select Market.

Considering the time required for the preparation and registration process, and, subject to approval by the Moscow Exchange, trading of the Company’s ADSs on the Moscow Exchange is expected to commence in the beginning of the fourth quarter of 2020. Quotation and settlement will be in Russian rubles.

Contacts:

Investor Inquiries
Roman Safiyulin
E-mail: r.safiyulin@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected dividend payment date and the anticipated secondary listing of our ADSs on the Moscow Exchange, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors”

in our Form 20-F filed with the SEC on March 13, 2020 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.